Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG announces mediation results

Leverkusen, Germany, November 19, 2021 - Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (ISIN: DE0006046113) has been in mediation proceedings with Mr. Wilhelm K. T. Zours and Deutsche Balaton AG for a year in order to find a solution for the settlement of legal disputes and other differences (see ad hoc announcement of September 11, 2020). Mr. Zours is an indirect major shareholder of Biofrontera AG, holding the shares in Biofrontera AG through various companies (hereinafter “Deutsche Balaton Group”). Another major shareholder is Maruho Deutschland GmbH, a subsidiary of Maruho Co. Ltd, Japan. At the upcoming Annual General Meeting of Biofrontera AG on December 14, 2021, new elections to the Supervisory Board will be held as scheduled. In the course of the mediation process, agreement was reached between the Deutsche Balaton Group and the incumbent Supervisory Board of Biofrontera AG on the candidates for the Supervisory Board. The incumbent Supervisory Board therefore intends to propose the following candidates for election at the Annual General Meeting:

a. Dr. Heikki Lanckriet

b. Dr. Helge Lubenow

c. Mrs. Prof. Franca Ruhwedel

d. Mr Karlheinz Schmelig

e. Dr. Jörgen Tielmann

f. Mr Wilhelm K. T. Zours

Of the above candidates, Mr. Zours declared his willingness to stand for election as Chairman of the Supervisory Board.

Maruho Deutschland GmbH supports the proposal of the incumbent Supervisory Board. The companies of the Deutsche Balaton Group and Maruho Deutschland GmbH have made a one-time commitment to vote in favor of the election of the aforementioned candidates in the upcoming Annual General Meeting. Biofrontera AG, on the one hand, and Mr. Zours and companies of the Deutsche Balaton Group, on the other hand, have also mutually agreed in a settlement (“Settlement”) to terminate all lawsuits pending between them by withdrawing their claims. The Settlement also provides that the Authorized Capital II resolved by the Annual General Meeting of Biofrontera AG on May 24, 2017 under agenda item 6, which is the subject of a pending action for rescission, and which would in any case be limited until May 23, 2022, is not to be used even after the withdrawal of the action. In order to ensure that Biofrontera AG will be able to raise further capital in the future, Deutsche Balaton AG will apply for an amendment to the agenda of the next shareholders meeting and propose the adoption of a respective authorized capital. The settlement does not include a review regarding the background of the IPO of Biofrontera Inc. in the USA. The settlement is subject to the condition precedent that the aforementioned candidates are elected to the Supervisory Board of Biofrontera AG by December 31, 2021 at the latest.

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Ad hoc Release

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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